June 17, 2013

VIA EDGAR TRANSMISSION

Mr. William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:    The Fresh Market, Inc.
Form 10-K for the Fiscal Year Ended January 27, 2013
Filed March 27, 2013
File No. 1-34940

Dear Mr. Thompson:

This letter is in response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated June 5, 2013 addressed to The Fresh Market, Inc. (the “Company,” “we,” or “our”) with respect to the above referenced filing. For your convenience of reference, we have included the Staff's comment below in italicized text with our response thereto.
Consolidated Financial Statements, page F-1
Consolidated Statements of Stockholders' Equity, page F-6

1.
Please tell us your basis in GAAP for recording issuance costs as a reduction of additional paid-in capital rather than an expense in the year ended December 31, 2010. In doing so, please tell us your consideration of expensing the issuance costs in light of the fact that no proceeds were received and ASC 430-10-S99-1 (sic), which states that issuance costs may be deferred and charged against the gross proceeds of the offering.

Response:
In conjunction with our response, please reference our Registration Statement on Form S-1 filed with the Commission in connection with our initial public offering, (Reg. No. 333-166473) (as amended, the “Form S-1”) and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the Commission (as amended the “2010 Form 10-K”). Prior to our November 2010 initial public offering, we were a closely held S-corporation beneficially owned by our founder, Ray Berry, and his immediate family through various family trusts for the benefit of such persons (the “Berry Family”). In November 2010, we completed a recapitalization through an initial public offering of our common stock (the “Initial Offering”) owned by the Berry Family, which was designed as an exit strategy for such stockholders. The Berry Family received all proceeds, net of underwriters' discounts, from the Initial Offering.
Contemporaneous with the Initial Offering, the Company also converted from an S-corporation to a C-corporation. Consistent with SAB Topic 4B, S Corporations (ASC 505-10-S99-3), the C-corporation conversion is, in-substance, a distribution of all previously undistributed earnings to the stockholders and a recapitalization of the Company via a contribution of capital. The Initial Offering and the C-corporation conversion were completed as one step in a planned series of integrated transactions necessary to effectuate the Initial Offering and, ultimately, the planned exit by the Berry Family of their sizeable position in our common stock. Further, the Initial Offering was a pro-rata offering whereby each stockholder sold an equal percentage of their holdings and benefited from the payment of the issuance costs proportionately.
In light of these facts, we considered the substance of the series of transactions as a capital transaction in which the issuance costs, similar to the underwriters' discount, were paid on behalf of and solely benefited the Berry Family. In considering the pro-rata nature of the Initial Offering to the selling stockholders and the in-substance distribution and contribution of capital, we concluded the issuance costs should be treated as a reduction of the in-substance contribution that occurred contemporaneous with the Initial Offering and recognized such costs as a reduction of additional paid-in capital (“APIC”).
We also considered SAB Topic 5A (ASC 340-10-S99-1). In considering SAB Topic 5A, we noted the Initial Offering did not result in direct proceeds to the Company, which is the scenario described in SAB Topic 5A. However, given the pro-rata nature of the Initial Offering to the selling stockholders, the result of the recapitalization was economically the same as if the Company had sold shares to the public, received the net proceeds, and used those proceeds, net of issuance costs, to re-acquire shares from the Berry Family proportionate to their ownership. In that case, under the guidance in SAB Topic 5A, the issuance costs would be charged to equity rather than expense. We believe it is appropriate to reflect transactions that are economically the same in a consistent manner.
After consideration of the above noted factors, we recorded the $4.8 million in issuance costs in connection with the Initial Offering as a direct reduction to APIC, offsetting the addition to APIC of $70 million resulting from the in-substance capital contribution recognized pursuant to SAB Topic 4B, and disclosed our treatment of the issuance costs in the “Capitalization” section of the Form S-1 as well as on the face of the statement of stockholders' equity and the notes to the financial statements in the 2010 Form 10-K.
We further note that, as reflected and disclosed in our Annual Report on Form 10-K for the fiscal year ended January 27, 2013 filed with the Commission, we have completed two additional offerings for selling stockholders since the Initial Offering. Because these offerings did not involve an in-substance recapitalization and all our stockholders did not benefit equally from the Company paying the issuance costs related to these offerings on a pro-rata basis, all costs paid by the Company in connection with these subsequent offerings were expensed as incurred.
We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to the foregoing or require further information, please contact the undersigned at (336) 272-1338.
Very truly yours,
By: /s/ Jeffrey C. Ackerman
Jeffrey C. Ackerman
Executive Vice President and Chief Financial Officer

cc:    Adam Phippen
Staff Accountant

Scott Duggan
Senior Vice President - General Counsel

Kimberly Maready
Partner, Ernst & Young LLP